Samuel E. Whitley
Partner, Corporate and Securities Law
(Direct)	281.206.0433
swhitley@whitley–llp.com

November 23, 2020

Attn.: Mr. Ronald Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: The Emancipation Fund Initiative LLC

Amendment No. 2 to Draft Offering Statement on Form 1-A

Submitted November 3, 2020

File No. 367-00255

Dear Mr. Alper:

Our Firm represents The Emancipation Fund Initiative LLC (the “Company”) with respect to its Draft Offering Statement on Form 1-A (the “DOS”) filed with the Securities and Exchange Commission (the “Commission”) on July 24, 2020, and Amendment No. 2 to the DOS filed with the Commission on November 3, 2020 ( “Amendment No. 2”).

We are in receipt of the comment letter dated November 19, 2020 received from the Staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 2.

The Company is concurrently filing via EDGAR Amendment No. 3 to the DOS (“Amendment No. 3”).

This correspondence is to respond to the items set forth in the Staff’s November 19, 2020 comment letter regarding Amendment No. 2. The Staff’s comment is set forth in italics, and our response is set forth immediately below each item. Capitalized terms not defined herein have the meanings ascribed to them in Amendment No. 3.

1.	We note your response to comment 1. Please revise the disclosure to state that you will disclose revised interest rates in an offering circular supplement, because the rate “constitutes a substantive change from or addition to the information set forth in the last offering circular filed with the Commission.” See Rule 252(g)(2) of Regulation A. Please also confirm, if any changes in the interest rate represent “a fundamental change in the information set forth in the offering statement,” that you will file a post qualification amendment. See Rule 252(f)(2)(ii) of Regulation A.

Response: Disclosure regarding setting forth revised interest rates in an offering circular supplement has been added on the cover page and on pages 2, 6, and 11 of Amendment No. 3.

The Company confirms that if any change in the interest rate represents a fundamental change in the information set forth in the offering statement, as provided by Rule 252(f)(2)(ii), the Company will file a post qualification amendment to the Offering Statement.

2.	We note inconsistencies throughout the offering circular regarding the time investors have to notify the company of their decision to renew. For example, on page 2, the current disclosure states “[t]he investor must then inform the Company within 45 days of the date of maturity that the investor wishes for the company to redeem the investor’s Note.” (Emphasis added). On page 12, the current disclosure states “each note will automatically renew for a new one year period unless the investor notifies the Company 45 days before the maturity date….” (Emphasis added). Also on page 12, the current disclosure states “[a]pproximately 60 days before the maturity date of each Note, the company will notify each investor of the upcoming maturity of his Note.” (Emphasis added). Please revise and clarify the disclosure throughout the offering circular, and clearly state, if true, that investors will have a full 15 days to make a renewal decision.

Response: We disagree that the above disclosures are inconsistent. However, in order to provide greater clarity regarding renewal of the Notes, the Company has revised the disclosure on pages 2, 6, and 11 of Amendment No. 3.

We hope that this information is responsive to the Staff’s comments, and we look forward to the Commission qualifying Amendment No. 3 as soon as possible.

Thank you.

Very truly yours,

Whitley LLP Attorneys at Law

By: /s/ Samuel E. Whitley________________

Samuel E. Whitley

Partner, Corporate and Securities Law